BPD 6/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

10028765

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 66706

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2009 (MM/DD/YY) AND ENDING March 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OC Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22672 Lambert Street, Suite 602
(No. and Street)

Lake Forest	CA	92630
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Scordo (949) 887-7226
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BPD 6/10

OATH OR AFFIRMATION

I, Kenneth Scordo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OC Securities, Inc, as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of ORANGE
Subscribed and sworn to (or affirmed) before me on this 26 day of APRIL, 2010 by KENNETH SCORDO proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]
Notary Public

[signature]
Signature

COO
Title

SHANE M. COFFMAN
COMM. #1780027
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
COMM. EXPIRES NOV. 13, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
OC Securities, Inc.:

We have audited the accompanying statement of financial condition of OC Securities, Inc. (the Company) as of March 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OC Securities, Inc. as of March 31, 2010, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 19, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

OC Securities, Inc.
Statement of Financial Condition
March 31, 2010

Assets

Cash	$	5,849
Deposit with clearing organization		50,479
Receivable from clearing organization		27,075
Office equipment, net		2,342
Loan receivable from officer		217,860
Deposit		2,241
Total assets	$	305,846

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	25,468
Payable to clearing organization		8,121
Income taxes payable		800
Total liabilities		34,389
Commitments and contingencies		
Stockholders' equity		
Common stock, no par value, 50,000,000 shares authorized, 30,026,550 shares issued and outstanding		318,500
Additional paid-in capital		194,000
Accumulated deficit		(241,043)
Total stockholders' equity		271,457
Total liabilities and stockholders' equity	$	305,846

The accompanying notes are an integral part of these financial statements.

OC Securities, Inc.
Statement of Income
For the Year Ended March 31, 2010

Revenues		
Commissions	$	721,565
Interest		1,471
Other income		27,377
Total revenues		750,413
Expenses		
Employee compensation and benefits		267,510
Commissions, trading and exchange fees		252,590
Interest expense		7,943
Occupancy		24,903
Other operating expenses		134,072
Total expenses		687,018
Net income (loss) before income tax provision		63,395
Income tax provision		800
Net income (loss)	$	62,595

The accompanying notes are an integral part of these financial statements.

OC Securities, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended March 31, 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at March 31, 2009	$ 318,500	$ 194,000	$ (303,638)	$ 208,862
Net income (loss)	-	-	62,595	62,595
Balance at March 31, 2010	$ 318,500	$ 194,000	$ (241,043)	$ 271,457

The accompanying notes are an integral part of these financial statements.

OC Securities, Inc.

Statement of Cash Flows

For the Year Ended March 31, 2010

Cash flow from operating activities:		
Net income (loss)		$ 62,595
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 1,971	
Amortization expense	4,728	
(Increase) decrease in assets:		
Deposit with clearing organization	(15)	
Receivable from clearing organization	4,637	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(3,234)	
Payable to clearing organization	(4,112)	
Income taxes payable	800	
Total adjustments		4,775
Net cash provided by (used in) operating activities		67,370
Cash flow from investing activities:		
Purchase of office equipment	(1,176)	
Issuance of loan receivable from officer	(65,311)	
Proceeds from payments of loan receivable from officer	3,025	
Net cash provided by (used in) in investing activities		(63,462)
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		3,908
Cash at beginning of year		1,941
Cash at end of year		$ 5,849

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 5,523
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

OC Securities, Inc.
Notes to Financial Statements
March 31, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

OC Securities, Inc. (the "Company") was incorporated in the State of California on September 28, 2004. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including the business to sell corporate debt securities, corporate equity securities over-the-counter, U.S. government securities, mutual funds, and municipal securities. The Company can also serve as a non-exchange member arranging for transactions in listed securities by exchange members, a put and call dealer, and can sell private placements in securities. The Company does not hold customer funds or securities and conducts business on a fully disclosed basis.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing organization represent commissions earned on security transactions. This receivable is stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Accounting Principles Generally Accepted in the United States of America (US GAAP) requires securities transactions to be recorded on a trade date basis. There is no material difference between trade date and settlement date accounting.

Advertising costs are expensed as incurred. For the year ended March 31, 2010, the Company charged $10,353 to other operating expenses for advertising costs.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Office equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Organization costs are amortized on a straight line basis over 60 months. For the year ended March 31, 2010, the Company recorded amortization expense of $4,728.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Penson Financial Services, Inc. ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at March 31, 2010 was $50,479.

Note 3: OFFICE EQUIPMENT, NET

Office equipment is recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Computer equipment	$ 10,224	5
Furniture and fixtures	3,553	7
	13,777	
Less: accumulated depreciation	(11,435)	
Office equipment, net	$ 2,342	

Depreciation expense for the year ended March 31, 2010, was $1,971.

Note 4: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current
Federal	$ -
State	800
Total income tax expense (benefit)	$ 800

The Company has available at March 31, 2010, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $9,257, that expire as follows:

Operating loss carry-forwards	Year ended March 31,
$ 38,658	2028
23,055	2029
$ 61,713	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: LOAN RECEIVABLE FROM OFFICER

The Company has advanced its officer $217,860. The loan is unsecured and due on demand. The loan includes an imputed interest amount of $1,455.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: COMMITMENTS AND CONTINGENCIES

Commitments

In December of 2007, the Company entered into a non-cancellable operating lease which expires in December 2009. On August 27, 2010, the Company entered into an amendment which now expires on December 2011. This lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

Future minimum lease payments under the lease are as follows:

At March 31, 2010, the minimum annual payments are as follows:

Year Ending March 31,		
2011	$	13,997
2012		10,886
	$	24,883

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2010, the Company had net capital of $49,014 which was $44,014 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($34,389) to net capital was 0.7 to 1, which is less than the 15 to 1 maximum allowed.

OC Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2010

Computation of net capital		
Common stock	$ 318,500	
Additional paid-in capital	194,000	
Accumulated deficit	(241,043)	
Total stockholders' equity		$ 271,457
Less: Non-allowable assets		
Office equipment, net	(2,342)	
Loan receivable from officer	(217,860)	
Deposit	(2,241)	
Total non-allowable assets		(222,443)
Net capital		49,014
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,293	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 44,014
Ratio of aggregate indebtedness to net capital	0.7 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated March 31, 2010.

See independent auditor's report

OC Securities, Inc.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2010

A computation of reserve requirements is not applicable to OC Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

OC Securities, Inc.
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of March 31, 2010

Information relating to possession or control requirements is not applicable to OC Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

OC Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2010

Board of Directors
OC Securities, Inc.:

In planning and performing our audit of the financial statements of OC Securities, Inc. (the Company), as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 19, 2010

OC Securities, Inc.

Report on the SIPC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended March 31, 2010

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
OC Securities, Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1954, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of OC Securities, Inc. ("the Company") for the year ended March 31, 2010. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended March 31, 2010, with the amounts reported in General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of OC Securities, Inc. taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, Califora
May 19, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

OC Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended March 31, 2010

		Amount
Total assessment	$	1,351
SIPC-4 general assessment Payment made on December 7, 2009		(979)
SIPC-7T general assessment Payment made on May 13, 2010		(376)
Total assessment balance (overpaymment carried forward)	$	(4)

OC Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2010